SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K/A dated November 18, 2003

Commission File No. 1-14110

PECHINEY
(Name of Registrant)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: [X]     Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:[ ]      No:  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:[ ]     No:  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:[ ]     No:  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: Amendment to the Report on Form 6-K submitted on November 7, 2003, consisting of a revised announcement of Pechiney's Third Quarter Results for 2003 for purposes of inclusion in the Registration
Statement on Form S-4 filed by Alcan, Inc. Pechiney hereby incorporates this report on Form 6-K/A by reference into the Registration Statement on Form S-4 (Registration No. 333-106851) as amended, filed by
Alcan Inc. under the Securities Act of 1933, as amended, in substitution for the report on Form 6-K submitted on November 7, 2003 and to the extent not superseded by documents or reports subsequently filed by Pechiney under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

November 7, 2003

Third Quarter Results 2003

Pechiney announces earnings from operations in the third quarter of 2003 of € 58 million, down € 37 million from the third quarter of 2002, and a net loss of € 76 million.

Highlights

The main trends in the Group’s earnings from operations were as follows.

Primary Aluminum, which reported earnings from operations of € 33 million, down from € 70 million in the third quarter of 2002, was affected by the weakness of the U.S. dollar vis-à-vis the euro and, to a lesser extent, by the rise in energy costs.

Aluminum Conversion reported earnings from operations of € 10 million in the third quarter of 2003 versus earnings from operations close to zero in the third quarter of 2002. The recovery observed at the beginning of 2003 was confirmed, mainly as a result of the good level of sales volume in aerospace in Europe together with a yet improved operating performance and satisfactory cost control.

Packaging, with earnings from operations of € 23 million in the third quarter of 2003 versus € 32 million in the same period in 2002, was affected by a sharp decline in sales volume and the weakness of the U.S. dollar vis-à-vis the euro in spite of a much reduced raw material cost/price squeeze impact. The sector significantly reduced costs in the third quarter.

During the third quarter, the Group pursued successfully its implementation of the Pechiney Continuous Improvement System, with gains estimated at € 47 million for the period, representing the cumulated sum of € 228 million since January 1, 2002.

Commentary and prospects

At the announcement of Pechiney’s third quarter results, Jean-Pierre Rodier declared: ”The recent quarter underlines the strength of Pechiney’s teams, which in a period of uncertainty demonstrated their ability to generate the greatest quarterly Continuous Improvement System gains reported since the program was launched in January 2002. The fourth quarter should be marked by a stabilization of earnings from operations, owing to improved results in primary aluminum, attributable, in particular, to a rise in prices on the LME and to the initial impact of the foreign exchange options taken by the Group, offset by a seasonal decline in aluminum conversion, while packaging is expected to continue to suffer from a difficult market environment.”

Statement of income (French GAAP)

Millions of euros	9M 2002	9M 2002 (restated)*	9M 2003	Millions of euros	Q3 2002	Q2 2003	Q3 2003

Net sales	9,231	9,231	8,001	Net sales	3,020	2,626	2,555
Earnings from operations	336	336	196	Earnings from operations	95	67	58
Restructuring expense, other	(117)	(122)	(191)	Restructuring expense, other	(47)	(17)	(115)
(expense) income				(expense) income
Financial expense, net	(38)	(38)	(37)	Financial expense, net	(16)	(13)	(13)
Income tax expense	(78)	(78)	3	Income tax expense	(19)	(20)	18
Equity affiliates	4	4	8	Equity affiliates	0	3	3
Minority interests	(3)	(3)	(4)	Minority interests	(3)	(1)	(1)
Net Income before goodwill	104	99	(25)	Net Income before goodwill	10	19	(50)
Goodwill amortisation	(25)	(25)	(21)	Goodwill amortisation	(8)	(7)	(7)
Goodwill impairment	(47)	(47)	(19)	Goodwill impairment	(16)	-	(19)
Net income	32	27	(65)	Net income	(14)	12	(76)
Net Income Per share "A" (€)	0.39	0.33	(0.83)	Net Income Per share "A" (€)	(0.18)	0.15	(0.97)

(*) As restated to reflect the elimination of the cumulative net income recorded upon the initial consolidation of the subsidiary Pechiney Far East as of January 1, 2002, to comply with the requirements of the United States Securities and Exchange Commission (see Note 1 to the consolidated financial statements in the Annual Report on Form 20-F/A filed with the SEC on October 24, 2003).

Principal indicators

	Q3	Q2	Q3
	2002	2003	2003

Average euro/U.S. dollar	0.98	1.14	1.12
Realised € /$ (Primary Al.)	0.95	1.11	1.13
LME average price ($/t)	1,329	1,380	1,421
Average realized price ($/t)	1,360	1,390	1,394

Net Sales (Millions of euros)	Earnings from Operations (Millions of euros)

Recent developments

- On August 22, Pechiney acquired Novacel, the Mexican leader in specialty flexible packaging, for U.S.$ 90 million. This acquisition enables Pechiney to gain a foothold in the Mexican flexible packaging market.

- On August 26, Baotou Aluminium and Pechiney signed an agreement to build a new high-purity aluminum production facility at Baotou (Inner Mongolia, China). Pechiney and Baotou Aluminium plan to hold equity interests in the joint venture of 51% and 49% respectively. The total investment by both partners is estimated at U.S.$ 13 million.

- On September 12, Pechiney’s Board of Directors recommended Alcan’s revised takeover bid, which it considers to be in the best interest of the Company‘s shareholders, employees and customers.

- On September 30, Pechiney initiated application of the Coega project’s electricity supply contract with Eskom.

- On October 2, Pechiney announced that it had become part of the Europe and world FTSE4GOOD series of indexes specialized in sustainable development. Pechiney’s presence in this series illustrates the commitment of the Company and its teams to implement ambitious sustainable development initiatives.

On November 4, Pechiney and Nela Harbin (Heilongzian Province) have reached an agreement in principle to launch a joint venture in plates and sheets production for general engineering markets. The total investment could amount to €250 million, of which Pechiney Rhenalu, a 100% subsidiary of Pechiney, would hold at least 51%.

Main trends – Q3 2003

Pechiney Continuous Improvement System – Q3 2003

To cumulated gains, gross of inflation, of € 181 million reported at the end of June 2003, € 47 million can be added for the third quarter of 2003 (the rate of inflation used to compute continuous improvement gains was updated during the third quarter. This amount therefore includes a € 2.3 million adjustment to first half gains. An equal amount will be recorded in the fourth quarter). Cumulated gains since January 1, 2002, thus total €228 million.

Cumulated Continuous Improvement Gains at the end of September 2003

For further details of the Pechiney Continuous Improvement System, see "Item 4. Information on the Company - Overview of the Pechiney Group -Strategy" in the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission (“SEC”) on October 24, 2003.

Market environment

In the primary aluminum market, the average price of aluminum on the LME rose significantly during the quarter — from 1,329 U.S.$/metric ton in the third quarter of 2002 (and from 1,380 U.S.$/metric ton in the second quarter of 2003) to 1,421 U.S.$/metric ton in the third quarter of 2003, representing an increase of 7%.

In aluminum conversion markets, as in the previous quarter, European activities benefited from the continued good level of shipments to Airbus. Meanwhile, other rolled products markets, both in Europe and in the United States, and the extrusions market do not show any sign of recovery.

In packaging, during the third quarter, the markets remained weak, with signs of recovery in the United States in some food markets. Markets for beauty are likely to continue to have depressed volumes this year, except in care.

Net Sales (new organization1)

Millions of euros	Q3 2002	Q2 2003	Q3 2003

Primary Aluminium	468	460	419
Aluminium Conversion	612	618	565
Packaging	559	549	539

Net sales from	1,639	1,627	1,523
industrial operations
International Trade	1,381	999	1,032

Total	3,020	2,626	2,555

Earnings from operations (new organization1)

Millions of euros	Q3 2002	Q2 2003	Q3 2003

Primary Aluminium	70	37	33
Aluminium Conversion	0	14	10
Packaging	32	26	23
International Trade	16	14	14
Holdings	(23)	(24)	(22)

Total	95	67	58

Segment breakdown - Third quarter 2003

Primary Aluminum (Aluminum Metal, Bauxite –Alumina and Ferroalloys)

Satisfactory operating performance masked by the continued weakness of the U.S. dollar vis-à-vis the euro

At € 33 million, earnings from operations in the third quarter of 2003 were down € 37 million from the same period in 2002, and € 4 million from the previous quarter.

This decline was mainly linked to the persistent weakness of the U.S. dollar vis-à-vis the euro. The euro/dollar parity realized thus continued to worsen during the quarter, rising from 1.11 to 1.13 between the second and the third quarters of 2003. The slight rise in the realized aluminum price on the LME — from 1,360 U.S.$/metric ton in the third quarter of 2002 and from 1,390 U.S.$/metric ton in the second quarter of 2003 to 1,394 U.S.$/metric ton in the third quarter of 2003 —only offset the negative impact of the dollar to a very limited extent.

During the quarter, the sector reported satisfactory operating performance at its plants, except for the PNL smelter, which was particularly affected by energy cost overruns during the summer and low production volumes. In addition, the whole sector was impacted by higher energy prices.

Prospects for the fourth quarter will be marked, in the primary aluminum sector, by a rise in prices on the LME, which combined with the initial impact of the eurodollar foreign exchange options taken for 12 months will ensure a significant improvement in results.

Aluminum Conversion

Good performance of European activities, improved cost control and further reduction in losses in the United States

Earnings from operations in the Aluminum Conversion sector totaled € 10 million in the third quarter of 2003, compared with zero in the third quarter of 2002.
Earnings from operations reported by European activities stood at € 16 million in the third quarter of 2003 versus € 12 million in the same period in 2002.
During the quarter, European aerospace activities continued to benefit from growth in invoice volume compared with those of 2002. Orders booked at the Issoire facility, which benefits from the start of the Airbus A380 and the excellent service quality of the factory, rose by 21% compared with the third quarter of 2002.

Although shipments in the beverage can, automotive and heat exchanger markets were satisfactory, they remained sluggish as far as extruded products are concerned. The sector was also affected by a negative price effect, in particular in thin foil and standard rolled products.

In the United States (Ravenswood, Vernon and Aluminium Lithium), the loss at the level of earnings from operations totaled € 6 million in the third quarter, a major improvement over the € 12 million loss reported in the third quarter of 2002, and slightly better than the € 7 million loss recorded in the second quarter of 2003. The reorganization of Aluminium Lithium and improved cost control at Ravenswood, following a restructuring plan launched at the end of 2002, made it possible to offset the weak sales volume reported in this region.

In Aluminium Conversion overall, despite the good level of aerospace volume and the continuation of operational improvements, the economic environment does not show any sign of recovery, so that the traditional seasonal weakness of the last quarter will still be observed.

Packaging

Lower sales volume and dollar drop partly offset by improved cost control and favorable perimeter effect

In Packaging, earnings from operations totaled € 23 million, down € 9 million from the third quarter of 2002 and down € 3 million from the previous quarter.

1 2002 numbers have been restated according to the new organization launched on February 1st 2003.

Compared with the same period in 2002, the sector was affected by the dollar decline (40% of the earnings from operations fall) and by a drop in sales volume, particularly in the flexible packaging and tube markets in the United States, as well as in the make-up segment.

These declines were only partly offset by the fast pace of cost reductions linked to the Pechiney Continuous Improvement System, the implementation of restructuring measures launched in 2003 as well as the impact of realized acquisitions. Moreover, the raw materials cost / price squeeze effect was widely reduced in the third quarter.

Finally, the sector acquired Novacel, the Mexican leader in specialty flexible packaging.

For the next quarter, the good results achieved in cost control in Packaging should continue to be offset by mediocre volumes in the beauty and food segments.

International Trade

In International Trade, earnings from operations totaled € 14 million in the third quarter of 2003, down slightly from the third quarter of 2002 and stable compared with the previous quarter. The good performance of trading activities helped to offset the negative impact of the parity of the U.S. dollar to a great extent.

Other statement of income items

In the third quarter of 2003, there was a loss from operations of € 57 million, compared with income from operations of € 48 million in the same period in 2002 and with income of € 50 million in the second quarter of 2003. This figure included € 115 million in restructuring expense and other (expense) income, of which € 65 million of tangible assets writedowns and € 33 million in expenses linked to Alcan’s takeover bid for Pechiney.

Net financial expense totaled € 13 million in the third quarter of 2003, down from the third quarter of 2002 and stable compared with the second quarter of 2003.

Current and deferred income taxes represented income of € 18 million in the third quarter of 2003, versus a charge of € 19 millions in the same period in 2002.

Amortization and impairment of goodwill

A charge of € 7 million was recorded in the third quarter of 2003 for the goodwill amortization in French GAAP, to which was added goodwill impairment at Techpack and Eurofoil for a total amount of € 19 million.

Cash flow

The cash flow generated by operations totaled € 401 million for the first nine months of the year. Net of investments and divestitures, the Group’s financing needs stood at € 98 million, before the payment of dividends in the amount of € 110 million.

Number of shares

As of September 30, 2003, the total number of outstanding shares was 83,076,971, of which 4,767,044 were owned by the Company.

Certain statements in this announcement that describe Pechiney’s intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney’s actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this announcement speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contact:		Press Contacts:
Charles L. Ranunkel : PECHINEY 7, place du Chancelier Adenauer 75116 Paris E-mail : Pechiney-IR-Team@pechiney.com Internet : http://www.pechiney.com	Tél. : 01 56 28 25 07 Fax : 01 56 28 33 38	Chrystèle Ivins: Tel: 33 1 56 28 24 18 chrystele.ivins@pechiney.com Stephan Giraud: Tel: 33 1 56 28 24 19 stephan.giraud@pechiney.com

Appendix

Comparison with American accounting standards (US GAAP)

Net income			Shareholders’ equity

(in millions of euros)	Q3	Q3	(in millions of euros)	31/12	30/09
	2002	2003		2002	2003

Net income under French GAAP	(14)	(76)	Shareholders’ equity under French GAAP	3 014	2 779

Derivative instruments and hedging activities	(11)	13	Derivative instruments and hedging activities	15	46

Goodwill amortisation	7	1	Goodwill amortisation	21	35

Income under USGAAP, before	(18)	(62)	Additional minimum pension liability	(141)	(135)
cumulative effect of change in accounting principle			Shareholders’ equity under USGAAP	2 909	2 725

Change in accounting for asset retirement	-	1
obligations as of January 1, 2003

Net income under US GAAP	(18)	(61)

The accounting principles applied by the Group in the preparation of its financial statements differ in certain points from generally accepted accounting principles in the United States (US GAAP). The impact of these differences is presented in the above tables and the differences are described below.

Accounting for derivatives and hedging operations

Pechiney's US GAAP financial statements reflect the application of SFAS 133, which requires that derivative instruments (foreign exchange, interest rates, commodities) be recognized in the balance sheet at fair value, and sets criteria to define transactions that may be accounted for as hedging operations.

On the basis of these criteria, certain hedging operations, although efficient from an economic point of view, are not recognized as hedging activities As a result, gains and losses due to the mark to market of certain hedging instruments are recorded in net income or in equity, with no recognition of the inverse effect of the mark to market of the hedged items. For this reason, the impact of this standard on results varies according to market conditions and is difficult to forecast. The application of SFAS 133 generated a net accounting gain (with no impact on cash flow) of € 13 million in the third quarter of 2003.

Amortisation of goodwill

In Pechiney's US GAAP financial statements reflect the application of SFAS 142, which requires that goodwill be not amortised on a recurring basis, but be regularly tested for impairment, leading, if necessary to non-recurring amortisation. In the third quarter of 2003, the application of SFAS 142 led to the cancellation of recurring amortisation (7 million euros) and to goodwill impairment higher than that recorded under French GAAP by 6 million euros.

Cumulative effect of initially applying SFAS 143

In Pechiney's US GAAP financial statements and French GAAP financial statements, the accounting standard SFAS 143, “Accounting for asset retirement obligation”, was adopted effective January 1, 2003. In the USGAAP financial statements, the cumulative effect adjustment at January 1, 2003 is presented on a specific line, at the bottom of the statement of income for the first quarter of 2003. In the French GAAP financial statements, the cumulative effect adjustment is directly recognized in equity.

SFAS 143 requires that legal obligations associated with the retirement of long-lived assets and resulting from normal activities be recognized as liabilities, at fair value, when incurred. These asset retirement costs are capitalized by increasing the carrying amount of the related asset and are depreciated over the useful life of the asset. For Pechiney, the main change relates to the cost of disposal of spent pot lining of aluminum pots in operation, which is now recognized as a liability and capitalized from the time the lining is placed into service. As a consequence, since January 1, 2003, the cost of replacing pot lining, which was previously charged to income, has also been capitalized and depreciated over the useful life of the lining, including for pots in operation at January 1, 2003.

The positive cumulative effect at January 1, 2003 was adjusted in the third quarter of 2003 by 1 million euros, from 36 million euros to 37 million euros, corresponding to an increase of net property plant and equipment, environmental reserves, investment in equity affiliates and minority interest by respectively 88, 31, 4 and 4 million euros and a decrease of net deferred tax assets by 20 million euros.

Balance-sheet – The differences in the balance sheet as of September 30, 2003 included the impacts of SFAS 133, SFAS 142 and SFAS 87 (reduction in shareholders' equity due to the different way complementary retirement provisions are recorded in US and in French GAAP). These differences amounted to a net reduction in shareholders’ equity of € 54 million as of June 30, 2003 in US GAAP, down from € 105 million as of December 31, 2002.

Appendix

PECHINEY

Consolidated Statement of Income

French GAAP

(in millions of euros)	Q3 2002	Q3 2003

Net sales	3,020	2,555
Other operating revenues	35	41
Cost of goods sold (excluding depreciation)	(2,717)	(2,280)
Selling, general and administrative expense	(142)	(144)
Research and development expense	(22)	(21)
Amortisation (excluding goodwill)	(79)	(93)

Earnings from operations	95	58
Restructuring expense and Long-lived assets writedowns	(7)	(68)
Other (expense) income	(40)	(47)

Income from operations	48	(57)
Financial expense, net	(16)	(13)

Income before income taxes	32	(70)
Income tax benefit (expense)	(19)	18

Income from consolidated companies	13	(52)
Equity in net earnings of affiliates	0	3
Minority interests	(3)	(1)

Net Income before goodwill	10	(50)
Goodwill amortisation	(8)	(7)
Goodwill impairment	(16)	(19)

Net Income	(14)	(76)

Net Income per share "A" (€) (*)	(0.18)	(0.97)

(*) Computed on the average number of shares, i.e. 77.942.144 for the third quarter of 2003 (excluding treasury shares).

Summarized Consolidated Statement of Cash Flow

(in millions of euros)	Q3 2002	Q3 2003

Resources from Operations	176	111
Change in working capital requirements	73	72
Utilisation of provisions and other	(31)	(50)

Net cash provided by Operating activities	218	133
Capital expenditures	(119)	(100)
Financial investments	(6)	(94)
Divestitures and other	14	1

Net cash used in investing activities	(111)	(193)
Increase in long term debt and other financial debt	28	110
Dividends paid	(23)	(23)
Purchase of treasury shares	(22)	-

Net cash provided by (used in) financing activities	(17)	87

Net effect of foreign currency translation on cash	(44)	9

Increase (decrease) in Cash and cash equivalents	46	36

Appendix

PECHINEY

Consolidated Statement of Income

French GAAP

			2002				2003

(in millions of euros)	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
		(restated)*

Net sales	2,814	2,814	3,397	3,020	2,678	2,820	2,626	2,555
Other operating revenues	30	30	41	35	38	30	51	41
Cost of goods sold (excluding depreciation)	(2,473)	(2,473)	(3,042)	(2,717)	(2,379)	(2,513)	(2,344)	(2,280)
Selling, general and administrative expense	(153)	(153)	(152)	(142)	(163)	(148)	(144)	(144)
Research and development expense	(24)	(24)	(20)	(22)	(24)	(24)	(24)	(21)
Amortisation (excluding goodwill)	(90)	(90)	(87)	(79)	(79)	(94)	(98)	(93)

Earnings from operations	104	104	137	95	71	71	67	58
Restructuring expense and Long-lived	(10)	(10)	(43)	(7)	(85)	(50)	(10)	(68)
assets writedowns
Other (expense) income	(6)	(11)	(11)	(40)	(41)	(9)	(7)	(47)

Income from operations	88	83	83	48	(55)	12	50	(57)
Financial expense, net	(11)	(11)	(11)	(16)	(11)	(11)	(13)	(13)

Income before income taxes	77	72	72	32	(66)	1	37	(70)
Income tax benefit (expense)	(28)	(28)	(31)	(19)	39	5	(20)	18
Income from consolidated companies	49	44	41	13	(27)	6	17	(52)
Equity in net earnings of affiliates	1	1	3	0	(1)	2	3	3
Minority interests	(4)	(4)	4	(3)	3	(2)	(1)	(1)

Net Income before goodwill	46	41	48	10	(25)	6	19	(50)
Goodwill amortisation	(9)	(9)	(8)	(8)	(7)	(7)	(7)	(7)
Goodwill impairment	-	-	(31)	(16)	(50)	-	-	(19)

Net Income	37	32	9	(14)	(82)	(1)	12	(76)

(*) As restated to reflect the elimination of the cumulative net income recorded upon the initial consolidation of the subsidiary Pechiney Far East as of January 1, 2002, to comply with the requirements of the United States Securities and Exchange Commission (see Note 1 to the consolidated financial statements in the Annual Report on Form 20-F/A filed with the SEC on October 24, 2003).

Earnings from operations (new organization)

		2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Primary Aluminium	69	93	70	50	42	37	33
Aluminium Conversion	4	9	0	0	15	14	10
Packaging	33	40	32	24	26	26	23
International Trade	19	18	16	20	14	14	14
Holdings	(21)	(23)	(23)	(23)	(26)	(24)	(22)

Total	104	137	95	71	71	67	58
Depreciation	(90)	(87)	(79)	(79)	(94)	(98)	(93)

Consolidated primary Aluminium Prod.(kt)	215	219	221	222	217	210	212
Average realised LME price ($/t)(*)	1,354	1,385	1,360	1,334	1,368	1,390	1.394
Realised € /$ – Primary Aluminium	0.88	0.90	0.95	0.98	1.04	1.11	1.13

Average euro/U.S. dollar	0.88	0.92	0.98	1.00	1.07	1.14	1.12

(*) Average actual selling price of a metric ton of primary aluminium (excluding premiums) negotiated by the Group during the quarter.

Appendix

Consolidated Balance Sheet

French GAAP

(in millions of euros)	As of 31/12/2002	As of 30/09/2003

ASSETS

Long-term assets
Property, plant and equipment, net	2,832	2,921
Goodwill, net	637	597
Other intangible assets, net	163	129
Investments in equity affiliates	285	290
Long-term investments	139	100
Deferred income taxes	505	536
Other long-term assets	279	337

	4,840	4,910
Current assets
Inventories, net	1,525	1,440
Accounts receivable – Trade	1,281	1,319
Deferred income taxes	51	54
Prepaid expenses	72	69
Other receivables	29	27
Marketable securities	153	58
Cash	283	329

	3,394	3,296

Total assets	8,234	8,206

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholder's equity

Capital stock
- Common shares "A"	1,242	1,260
- Preferred shares "B"	16	-
Treasury shares	(180)	(181)
Share premium	790	790
Retained earnings	1,297	1,165
Cumulative translation adjustment	(151)	(255)

	3,014	2,779
Minority interests	149	148

Long-term liabilities
Deferred income taxes	195	214
Other long-term liabilities	1,142	1,180

	1,337	1,394

Long-term debt	1,465	1,338
Current liabilities
Accounts payable – Trade	1,456	1,513
Accrued liabilities	376	354
Other payables	8	14
Current portion of long-term debt	39	178
Short-term bank loans	390	488

	2,269	2,547

Total liabilities and shareholders' equity	8,234	8,206

Appendix

PECHINEY

Consolidated Statement of Income

US GAAP

(in millions of euros)	Q3 2002	Q3 2003

Net sales	3,021	2,557
Other operating revenues	35	41
Cost of goods sold (excluding depreciation)	(2,738)	(2,264)
Selling, general and administrative expense	(142)	(144)
Research and development expense	(22)	(21)
Amortisation (excluding goodwill)	(79)	(93)
Restructuring expense and Long-lived assets wrtitedown	(7)	(68)
Other (expense) income	(40)	(47)
Goodwill amortisation	-	-
Goodwill impairment	(17)	(25)
Financial expense, net	(12)	(13)
Income tax benefit (expense)	(14)	13
Equity in net earnings of affiliates	0	3
Minority interests	(3)	(1)
Net Income before cumulative effect of accounting change	(18)	(62)
Cumulative effect of accounting change	-	1

Net income	(18)	(61)

Net Income per share "A" (€) (*)	(0.23)	(0.78)

(*)   Computed on the average number of shares, i.e. 77.942.144 for the third quarter of 2003 (excluding treasury shares).

Summarized Consolidated Statement of Cash Flow

(in millions of euros)	Q3 2002	Q3 2003

Net cash provided by Operating activities	218	133
Capital expenditures	(119)	(100)
Financial investments	(6)	(94)
Divestitures and other	14	1

Net cash used in investing activities	(111)	(193)
Increase in long term debt and other financial debt	28	110
Dividends paid	(23)	(23)
Purchase of treasury shares	(22)	-

Net cash provided by (used in) financing activities	(17)	87

Net effect of foreign currency translation on cash	(44)	9

Increase (decrease) in Cash and cash equivalents	46	36

Appendix

Consolidated Balance Sheet

US GAAP

(in millions of euros)	As of 31/12/2002	As of 30/09/2003

ASSETS
Current assets
Cash	283	328
Marketable securities	153	58
Other receivables	11	8
Prepaid expenses	309	302
Deferred income taxes	47	38
Accounts receivable – Trade	1,269	1,312
Inventories, net	1,524	1,442

	3,596	3,488
Long-term assets
Other long-term assets	201	275
Deferred income taxes	499	529
Long-term investments	139	100
Investments in equity affiliates	285	292
Other intangible assets, net	163	129
Goodwill, net	659	633
Property, plant and equipment, net	2,832	2,921

	4,778	4,879

Total assets	8,374	8,367

LIABILITIES AND SHAREHOLDERS' EQUITY

Short term debt
Short term bank loans	392	488
Current portion of long term debt	39	178
Other payables	8	14
Accrued liabilities	579	518
Accounts payable – Trade	1,451	1,513

Other long term liabilities	2,469	2,711
Long term Debt	45	51
Long term Liabilities	1,465	1,338

Other long term liabilities	1,142	1,180
Deferred income taxes	195	214

Minority Interests	1,337	1,394
Shareholder's equity	149	148

Fair value of derivative instruments	33	43
Cumulative translation adjustment	(151)	(254)
Additional minimum pension liability	(141)	(135)
Retained earnings	1,300	1,202
Share premium	790	790
Treasury shares	(180)	(181)
Capital stock	1,258	1,260
- Common shares "A"	1,242	1,260
- Preferred shares "B"	16

	2,909	2,725

Total liabilities and shareholders' equity	8,374	8,367

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2003	PECHINEY By: /s/ OLIVIER MALLET Name: Olivier MALLET Title: Chief Financial Officer